

March 19, 2013

<u>Via E-Mail</u>
Jenniffer Collins
Chief Financial Officer
IGI Laboratories, Inc.
105 Lincoln Avenue
Buena, NJ 08310

> **Re: IGI Laboratories, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 12, 2013**
> **File No. 333-187221**

Dear Ms. Collins:

We have limited our review of your registration statement to the issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

We will not be in a position to accelerate the effectiveness of your registration statement until you have included in the registration statement your audited financial statements for the fiscal year ended December 31, 2012 or have incorporated such information by reference to your fiscal year 2012 Form 10-K. If you intend to incorporate by reference to your 2012 Form 10-K, please note that all of the information required by Form 10-K, including Part III information, must be filed with the Commission before we can take the registration statement effective. See Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jenniffer Collins
IGI Laboratories, Inc.
March 19, 2013
Page 2

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Merav Gershtenman
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        666 Third Avenue
        New York, NY 10017